Exhibit 99.1

                              FOR IMMEDIATE RELEASE


    Investors:                                     Media:
    Emer Reynolds                                  Anita Kawatra
    Ph:  353-1-709-4000                            Ph:  212-407-5755
         800-252-3526                                   800-252-3526


             ELAN COMPLETES SALE OF FROVA(TM) TO VERNALIS

DUBLIN, IRELAND, MAY 18, 2004--Elan Corporation, plc today announced the closing of its agreement with the Vernalis Group of Companies for the termination of the development and license agreements between Elan and Vernalis regarding Frova(TM) (frovatriptan). Vernalis has purchased Elan's commercialisation rights and related assets in North America for Frova.

Under the terms of the agreement, which was previously announced on March 30, 2004, Elan realised $5 million upon closing. Elan will realise a total consideration of approximately $55 million from Vernalis for rights to frovatriptan and related assets in North America, comprising the following additional payments: on December 31, 2004 and December 31, 2005, Elan will receive payments of $20 million and $25 million respectively; and no later than December 31, 2004, Elan will receive a payment for its Frova inventory, estimated at approximately $5 million. Additionally, Elan's co-promotion agreement with UCB Pharma, Inc. has been terminated, and Elan will pay UCB about $10 million in connection with the termination.

The completion of the transaction was subject to the approval of Vernalis' shareholders, which was received on May 13, 2004.




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About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.






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